[LETTERHEAD OF AMERICAN EXPRESS COMPANY]



                                                     November 9, 2006

BY EDGAR CORRESPONDENCE

Mr. Kevin W. Vaughn
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:      American Express Company
         Form 10-K for Fiscal Year Ended December 31, 2005
         Filed March 6, 2006
         File No. 1-07657

Dear Mr. Vaughn:

         We refer to the letter, dated October 4, 2006 (the "October Comment Letter"), from the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission to Gary L. Crittenden, Chief Financial Officer of American Express Company (the "Company"), concerning the Company's Form 10-K for the fiscal year ended December 31, 2005 filed with the Commission on March 6, 2006 (the "Form 10-K"), which letter was sent to Mr. Crittenden in connection with the Staff's review of Mr. Crittenden's letter, dated July 21, 2006, responding to the Staff's comments set forth in its letter, dated June 30, 2006, to Mr. Crittenden.

         Pursuant to my voicemail correspondence with Michael Volley on November 9, 2006, please let this letter serve to confirm that it is the Company's current intention to respond to the October Comment Letter the week ending November 17, 2006.

                                   * * * * *

         The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and that Staff comments or changes to disclosure in response to Staff comments on the Form 10-K do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges that it may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                   * * * * *

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         We appreciate the Staff's patience and cooperation in this matter. If you have any questions or comments regarding the foregoing, do not hesitate to contact me at 212-640-2744.

                                                     Very truly yours,


                                                     /s/ Joan C. Amble
                                                     Joan C. Amble
                                                     Corporate Comptroller


cc:   Mr. Michael Volley
      Ms. Susanne L. Miller
      Richard M. Starr, Esq.




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